CHEMBIO DIAGNOSTICS, INC.

CORPORATE FACT SHEET

May 2016

STOCK INFORMATION (as of May 9, 2016)

Ticker:	**CEMI**
Exchange:	**Nasdaq**
Share Price:	**$7.35/share**
Market Cap:	**$70.93 Million**

CORPORATE HIGHLIGHTS

- Global Provider of High Quality POC Infectious Disease Assays
  - Sales in 40+ countries, including U.S.

- Consistent Revenue Growth (5 Year 8% CAGR)

- Patented DPP® Technology
  - DPP® HIV 1/2 Assay for Blood/Oral Fluid - FDA Approved & CLIA-Waived
  - Multiple products sold into Latin America and U.S.

- Future Pipeline of DPP® POC Assays (internal development)
  - DPP® HIV-Syphilis Combination Assay (U.S.)
  - DPP® Malaria Assay
  - DPP® Chikungunya Assay

- Ongoing Collaborations/Development Projects:
  - DPP® Malaria Assay (Oral Fluid/Saliva)
  - DPP® Zika Assay
  - DPP® Dengue Assay
  - DPP® Zika/Dengue/Chikungunya Assay
  - DPP® Fever Panel Assay
  - DPP® Malaria/Ebola Assay
  - DPP® Ebola Assay
  - DPP® Flu Immunostatus
  - DPP® Traumatic Brain Injury
  - DPP® Cancer (specific form)
  - DPP® Micro Reader

COMPANY SNAPSHOT

Chembio Diagnostics, Inc. (NASDAQ: CEMI) develops, manufactures, licenses and markets rapid diagnostic assays in the growing $8.0 billion point-of-care (POC) testing market. In addition to its branded and proprietary HIV assays, which it sells in the U.S. and internationally, the Company has several ongoing collaborations for the development of diagnostic assays for Malaria, Dengue, Zika, Chikungunya, Ebola, Lassa, Marburg, flu immunostatus, brain injury and a specific form of cancer.

Dual Path Platform (DPP®) is Chembio's patented POC technology, which offers significant advantages over lateral-flow technologies including enhanced sensitivity and the ability to conduct multiple tests from a single sample (multiplexing). DPP® continues to provide Chembio with a growing pipeline of business opportunities for the development and manufacture of new products.

CHEMBIO'S LEAD PRODUCTS

DPP® HIV-Syphilis Assay
***available in selected markets*
- Rapid, muliplex detection of HIV 1, HIV 2, and syphilis using a single sample



DPP® HIV 1/2 Assay
- Rapid detection of HIV 1 and HIV 2 antibodies in oral fluid and all blood matrices



HIV 1/2 STAT-PAK® Assay
- Single-use, rapid, visual detection of HIV 1 and HIV 2 antibodies



SURE CHECK® HIV 1/2 Assay
- Self-contained, single-use collection & testing device



CHEMBIO'S DPP® DUAL PATH PLATFORM

- Patented technology
- Allows improved sensitivity and specificity compared to lateral flow technology
- Enables multiple test results via a single blood sample (e.g., HIV-Syphilis Combo Assay)
- Offers application within infectious disease and potential for a number of other indications

Mechanism → **Results**



Screening Assays   Confirmatory/Multiplex Assays

 

Sexually Transmitted Diseases

HIV
- 35 million people living with HIV/AIDS worldwide (2013)
- More than 1.1 million people in the U.S. are living with HIV infection, and approximately 1 in 8 are unaware of their infection

Syphilis
- Approx. 12 million people globally become ill with syphilis annually
- From 2005-2013, syphilis cases in the U.S. nearly doubled, from 8,724 to 16,663

Fever Diseases

Malaria
- Approximately 214 million infections and 438,000 deaths annually (2015)

Dengue Fever
- Approximately 400 million infections annually with 40% of the world population at risk (2015)

Ebola
- Approximately 28,000 infections and 11,000 deaths in 2014 – 2015

Zika
- In February 2016, WHO declared the Zika virus a 'public health emergency of international concern,' and the virus has now spread to more than forty countries.

DPP® PIPELINE & COLLABORATORS

Chembio Internal Development:
- DPP® HIV-Syphilis Assay (testing in U.S. market)
- DPP® Malaria Assay
- DPP® Chikungunya Assay

Development Collaborations:
- DPP® Malaria Oral Fluid/Saliva – The Bill & Melinda Gates Foundation
- DPP® Zika – The Paul G. Allen Family Foundation
- DPP® Dengue – Undisclosed collaborator
- DPP® Zika/Dengue/Chikungunya – The Paul G. Allen Family Foundation
- DPP® Fever Panel – The Paul G. Allen Ebola Program
- DPP® Malaria/Ebola & DPP® Ebola Assays – CDC
- DPP® Flu Immunostatus – CDC Contractor
- DPP® Traumatic Brain Injury – Perseus Science Group LLC
- DPP® Cancer (a specific form) – Undisclosed collaborator

Tech Transfer and Distribution:
- DPP® technology for Geenius™ HIV 1/2 Confirmatory Assay – Bio Rad
- DPP® product distribution in Brazil – Oswaldo Cruz Foundation
- DPP® co-branding and distribution in Brazil – Labtest,Diagnostica SA
- DPP® tech transfer, manufacture and distribution in Malaysia – RVR
- DPP® Micro Reader

SENIOR EXECUTIVE OFFICERS

John J. Sperzel III	Richard Larkin, CPA
Chief Executive Officer	*Chief Financial Officer*
Sharon Klugewicz, M.S.	Javan Esfandiari, M.S.
Chief Operating Officer	*Chief Science & Technology Officer*

Chembio Diagnostics, Inc.
3661 Horseblock Road
Medford, NY 11763
631-924-1135
www.chembio.com

Company Contact
Susan Norcott
Chembio Diagnostics, Inc.
631-924-1135, ext. 125
snorcott@chembio.com

Investor Relations
Stephanie Diaz
Vida Strategic Partners
415-675-7401
sdiaz@vidasp.com